

May 3, 2024

Peter Chapman
Executive Vice President and Chief Financial Officer
HBT Financial, Inc.
401 North Hershey Rd
Bloomington, Illinois 61704

> **Re: HBT Financial, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2023**
> **File No. 001-39085**

Dear Peter Chapman:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2023

Item 1. Business
Concentrations in Commercial Real Estate, page 17

1.   We note your disclosures regarding risk management practices related to commercial real estate lending. Please revise future filings, here or elsewhere as appropriate, to describe specific details of any key risk management policies, procedures, or other actions undertaken by management in response to the current environment.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Loan Portfolio, page 56

2.   We note the tabular disclosure on page 56 detailing the composition of your gross loan portfolio, which includes commercial real estate ("CRE") disaggregated by owner and non-owner occupied loans. Given the significance of CRE to your total loan portfolio, please revise your disclosures in future filings to further disaggregate owner and non-owner occupied CRE loan composition by separately presenting the components of the portfolio by key borrower type (*e.g.*, by office, retail, multi-family, etc.). This could be

similar to, but not necessarily identical to, detail you provide in Exhibit 99.2 of your 8-K dated April 22, 2024. In addition, to the extent that there are other characteristics (*e.g.*, current weighted average and/or range of loan-to-value ratios, occupancy rates, etc.) material to an investor's understanding of your CRE loan portfolio, include those details in future filings.

Liquidity, page 63

3. We note your disclosures regarding liquidity. In future filings, please enhance your disclosures, here or elsewhere as appropriate, to present holistic tabular disclosure of your available liquidity sources, including total borrowing capacity, borrowings outstanding, and other sources of liquidity (cash, securities, etc.) to arrive at total available liquidity.

4. We note your disclosure of deposit beta on slide 23 of Exhibit 99.2 in your 8-K dated April 22, 2024. To the extent that deposit beta is monitored and used by management, please revise future filings such as 10-Qs and 10-Ks to incorporate disclosures regarding deposit beta and how you calculate it, either here or in an appropriate location.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sarmad Makhdoom at 202-551-5776 or Cara Lubit at 202-551-5909 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance